UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 28, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

World Surveillance Group Inc.

File No. 333-175307 - CF#27390

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World Surveillance Group Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to an amended Form S-1 registration statement filed on September 1, 2011, as further amended on October 21, 2011.

Based on representations by World Surveillance Group Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.40   through September 20, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel